Exhibit 99.6

e-Future Information Technology Inc. Announces

Completion of $10.0 Million Private Placement

Beijing Mar 14, 2007 — e-Future Information Technology Inc. (NASDAQ CM: EFUT—News; the “Company”), a leading supply chain management software and services provider in China, is pleased to announce the completion of a $10.0 million private placement with three funds associated with two institutional investors on March 13, 2007. Westminster Securities Corporation acted as the exclusive placement agent for the transaction.

The securities sold by the Company in the private placement consisted of (a) senior convertible notes with an aggregate principal amount of $10,000,000 (the “Notes”) which are initially convertible into an aggregate of 400,168 of the Company’s ordinary shares (“Ordinary Shares”) at the rate of $24.99 per share (“Conversion Price”), (b) warrants to purchase an aggregate of 184,077 Ordinary Shares at an exercise price of $28.25 per share (the “A Warrants”) and (c) warrants to purchase an aggregate of 230,097 ordinary shares at an exercise price of $24.99 per share (the “B Warrants”). The Notes mature in five years and carry an interest rate of 3% for the first year, 5% for the second year, 7% for the third year and 10% for each of the fourth and fifth years. One year from the effective date of the Registration (as defined below), the Conversion Price of the Notes will be lowered to the Market Price (as such term is defined in the Notes) of an Ordinary Share, if such average is less than the initial Conversion Price of $24.99 per Ordinary Share. Under no circumstances will the Conversion Price, as adjusted, be less than $19.00 per Ordinary Share.

The A Warrants are exercisable by the holder thereof at any time on or after September 9, 2007 and before September 9, 2012. The B Warrants are exercisable by the holder thereof at any time on or after September 9, 2007 and before the date that is twelve months after the later of (x) the effective date of the Registration (as defined below) and (y) the date upon which the Company obtains shareholder approval for the private placement (as discussed below).

Notwithstanding the terms of the Notes, the A Warrants and the B Warrants, the Company is subject to Nasdaq Marketplace Rule 4350(i). As such, until the Company obtains shareholder approval for the private placement, the aggregate number of Ordinary Shares issuable under the Notes, the A Warrants and the B Warrants shall be limited to less than 20% of the number of Ordinary Shares outstanding on March 13, 2006.

The Company has agreed to register for resale the Ordinary Shares underlying the Notes, the A Warrants and the B Warrants with the Securities and Exchange Commission (the “Registration”).

For a more complete description of the private placement offering, please see the Company’s Current Report on Form 6-K to be filed with the Securities and Exchange Commission (“SEC”).

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes including, but not limited to, possible strategic acquisitions.

Adam Yan, Chairman and CEO, stated, “We are pleased to have completed this financing transaction. We believe that this transaction provides us with the capital we need to further develop our organic growth and enhances our flexibility to make appropriate strategic acquisitions. In addition, this transaction solidifies our institutional shareholder base and gives us strong financial partners to work with in the future.”

About e-Future Information Technology Inc.

The Company is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. The Company’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. The Company’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

The Company provides software products and services to over 300 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China. The Company’s clients include Proctor & Gamble, B&Q, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as GUCCI, Micky Space store franchised by Disney China, Panric, Haier, Suning, PARKSON, SOGO, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and AYAYA etc.

For more information about the Company, please visit http://www.e-future.com.cn or contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn

CAUTIONARY STATEMENT WITH RESPECT TO

FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about the Company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made.

These statements involve risks and uncertainties, and actual results may differ. Risks and uncertainties include, among others: the effect of competitive and economic factors and the Company’s reaction to those factors; continued competitive pressures in the Company’s market; the continued expansion of the Chinese retail market; the Company’s ability to identify and successfully acquire strategic businesses, the Company’s ability to leverage its business relationships with its financial partners and the Company’s ability to profitably manage its current growth.

The Company does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in the Company’s various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2005.